Mail Stop 60-10


	September 20, 2005

Quentin T. Kelly
Chairman and Chief Executive Officer
WorldWater & Power Corp.
Pennington Business Park
55 Route 31 South
Pennington, New Jersey 08534

Re:	WorldWater & Power Corp.
	Post Effective Amendment No. 1 to
      Registration Statement on Form SB-2
	Filed July 26, 2005
	File No. 333-115561

Dear Mr. Kelly:

      We have reviewed your response letter dated September 1,
2005
and have the following comment.

1. Regardless of whether you view a transaction as a "private offering" or an equity line, an investor must be irrevocably bound to purchase shares before they can be registered for resale. Assignability or the renegotiation of the terms of the transaction after a registration statement is filed is inconsistent with Section
5 of the Securities Act. Therefore it remains unclear how your transactions with SBI and Camofi were consistent with Section 5.

      Please understand that we may have additional comments after reviewing your response to our comment. You may contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any questions.

      Sincerely,



	Russell Mancuso
                                          Branch Chief

cc:  Stephen A. Salvo, Esq. (via facsimile)
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Quentin T. Kelly
WorldWater & Power Corp.
September 20, 2005
Page 1